UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

NATIONSHEALTH, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

601316 10 2

(CUSIP Number)

GRH Holdings, L.L.C.

6701 Nob Hill Road

Tamarac, Florida 33321

Tel. (954) 718-3211

with a copy to:

Charles E. Muller II, Esq.

Muller & Lebensburger

7385 Galloway Road, Suite 200

Miami, FL 33173

Tel.  (305) 670-6770

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 601316 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GRH Holdings, L.L.C. IRS No. 80-0095013

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,377,765

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,377,765

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,377,765

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 24.39%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Viaura Holdings, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,377,765

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,377,765

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,377,765

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 24.39%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Viaura, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,377,765

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,377,765

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,377,765

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 24.39%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael Gusky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,377,765

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,377,765

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,377,765

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 24.39%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robin Gusky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,377,765

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,377,765

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,377,765

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 24.39%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement related to shares of common stock, par value $0.0001 per share, of NationsHealth, Inc., a Delaware corporation (formerly known as Millstream Acquisition Corporation) (the “Corporation”).  The principal executive offices of the Corporation are located at 13650 N.W. 8th Street, Suite 109, Sunrise, Florida 33325.

Item 2.	Identity and Background

This statement is filed by GRH Holdings, L.L.C. (“GRH”), Viaura Holdings, Ltd. (“Viaura Holdings”), Viaura, Inc. (“Viaura”), Michael Gusky, and Robin Gusky (collectively, the “Reporting Persons”).

GRH is a limited liability company organized under the laws of the State of Florida.  The principal executive offices of GRH are located at 6701 Nob Hill Road, Tamarac, Florida 33321.  GRH is indirectly controlled by Michael Gusky.

Viaura Holdings is a limited partnership organized under the laws of the State of Florida and the managing member of GRH.  The principal executive offices of Viaura Holdings are located at 6701 Nob Hill Road, Tamarac, Florida 33321.

Viaura is a corporation organized under the laws of the State of Florida and the general partner of Viaura Holdings.  The principal executive offices of Viaura are located at 6701 Nob Hill Road, Tamarac, Florida 33321.

Michael Gusky and Robin Gusky, his spouse, each are an individual and a United States citizen.  Mr. and Mrs. Gusky’s business address is 6701 Nob Hill Road, Tamarac, Florida 33321.  Mr. and Mrs. Gusky are the sole directors of Viaura and the holders of a majority of the issued and outstanding shares of stock of Viaura.  Mr. Gusky is also the president of Viaura, and Mrs. Gusky is the vice president and secretary of Viaura.  Mr. Gusky’s principal employment is as Chairman and Chief Executive Officer of Aurafin LLC with a business address at 6701 Nob Hill Road, Tamarac, Florida 33321.  Mrs. Gusky’s is currently not employed.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations with respect to such laws.

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the Reporting Persons have agreed to the joint filing on behalf of them of this Schedule 13D.  The joint filing agreement among such persons is filed as exhibit to this Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

On August 31, 2004, N Merger L.L.C., a wholly-owned subsidiary of the Corporation, was merged with and into NationsHealth Holdings, L.L.C. (“NationsHealth”), a company based in Sunrise Florida in which GRH owned a membership interest (the “Merger”), pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of August 10, 2004 (the “Merger Agreement”), among the Corporation, NationsHealth and N Merger L.L.C.  Pursuant to the Merger, all of the outstanding membership interests in NationsHealth, including the membership interests held by GRH, were converted into shares of common stock of the Corporation, par value $0.0001 per share (“Common Stock”).  As a result of the Merger, NationsHealth became a wholly-owned subsidiary of the Corporation and GRH acquired 6,377,765 shares of Common Stock.  A copy of the Merger Agreement is filed as exhibit to this Schedule 13D and is incorporated herein by reference.

Item 4.	Purpose of Transaction

At the effective time of the Merger, which occurred on August 31, 2004, GRH was issued 6,377,765 shares of Common Stock as consideration paid by the Corporation for GRH’s membership interest in NationsHealth.  GRH acquired the securities of the Corporation for investment purposes only.

In connection with the Merger, GRH entered into the stockholders agreement, registration rights agreement, and the letter agreement described below.

Stockholders Agreement

On March 9, 2004, the Corporation, and RGGPLS Holding, Inc. (“RGGPLS”) and GRH, former members of NationsHealth, executed a stockholders agreement that was amended on June 2, 2004 (as amended, the “Stockholders Agreement”). The following description of the Stockholders Agreement describes the material terms of the Stockholders Agreement, but does not purport to describe all the terms of the Stockholders Agreement.  A copy of the Stockholders Agreement is filed as exhibit to this Schedule 13D and is incorporated herein by reference.

Agreement to Vote

At all stockholders meetings held by, or action by written consent of, the Corporation after the Merger, GRH will vote the covered shares:

in favor of:

•      all of the RGGPLS nominees if directors are to be elected at the stockholders meeting;

•      any matter submitted for approval by RGGPLS; and/or

•      any other matter as directed by RGGPLS; and

against:

•      the election of any person or persons nominated in opposition to the RGGPLS nominees (if directors are to be elected at the stockholders meeting);

•      any matter brought before the stockholders meeting to be acted upon by the stockholders of the Corporation that is in opposition to matter submitted for approval by RGGPLS; and/or

•      any other matter as directed by RGGPLS.

The covered shares are:

•      the shares of the Corporation’s common stock issued to GRH upon conversion of GRH’s class B member interests in NationsHealth upon consummation of the Merger; and

•      2,400,000 shares out of the shares of the Corporation’s common stock issued to GRH upon conversion of GRH’s preferred member interests in NationsHealth upon consummation of the Merger.

Irrevocable Proxy

GRH has irrevocably appointed RGGPLS as GRH’s proxy and attorney. The proxy will have full power of substitution to vote and act in the event that GRH fails at any time to vote or act by written consent with respect to any of its shares as agreed in the stockholders agreement, as amended.

Restrictions on Transfer

GRH has agreed that, without the prior written consent of RGGPLS, it will not, at any time after the date of the stockholders agreement, as amended, and prior to March 8, 2010, sell, dispose of, or grant any option or enter into any swap or other arrangement with respect to, the covered shares until GRH has sold to a non-affiliated third party all of the shares of the Corporation’s common stock that do not constitute covered shares for purposes of the stockholders agreement.

Tag-along Rights

If either RGGPLS or GRH intends to sell all or part of its securities of the Corporation, the other will have the right to sell the same portion of the same securities on the same terms to the same buyer or to another financially reputable buyer.

Registration Rights Agreement

On March 9, 2004, the Corporation, and RGGPLS, GRH, and Becton, Dickinson and Company (“BD”), being all of the former members of NationsHealth, entered into a registration rights agreement that was amended on June 2, 2004 (as amended, the “Registration Rights Agreement”). The following description of the Registration Rights Agreement describes the material terms of the Registration Rights Agreement, but does not purport to describe all the terms of the Registration Rights Agreement.  A copy of the Registration Rights Agreement is filed as exhibit to this Schedule 13D and is incorporated herein by reference.

The Corporation has agreed to grant registration rights to RGGPLS, GRH and BD with respect to the securities of the Corporation issued to them upon completion of the Merger.

Demand Registration Rights

RGGPLS may require up to four occasions, and GRH may require one occasion, that the Corporation register the shares of common stock held by it issued in the Merger.

•      The securities covered by the registration must have an aggregate price to the public of at least $1,000,000; and

•      The Corporation is not required to effect any registration within three months after the effective date of a proxy statement relating to any underwritten offering of common stock, including any such offering effected pursuant to the registration rights agreement, as amended.

Piggy-back Registration Rights

If at any time after the Merger, the Corporation proposes to file a registration statement under the Securities Act of 1933 with respect to an offering of equity securities, either for its own account or the account of other stockholders, then RGGPLS, GRH and BD will have the right to include their shares in the registration statement, subject to specific limitations set forth in the registration rights agreement, as amended.

Form S-3 Registration Rights

Each of RGGPLS, GRH and BD have the right, to require on an unlimited number of occasions, that the Corporation register their shares on a “Form S-3” or other short-form registration statement that may be available. In addition to other limitations set forth in the registration rights agreement, as amended, the aggregate offering to the public must be at least $500,000.

Lock-up

RGGPLS, GRH and BD have agreed,

•      until the expiration of a 180-day period following the consummation of the Merger, not to sell or otherwise dispose of the shares of the Corporation’s common stock received by them in the Merger

(these shares of common stock are referred to as the merger securities in the immediately following paragraph); and

•      in each of the next three succeeding 180-day periods each of them may, at any time during the 180-day period, sell up to 25% its merger securities; and

This restriction on transfer terminates on the second anniversary of the effective date of the Merger.

Letter Agreement

On August 27, 2004, RGGPLS and GRH entered into a letter agreement.  The letter agreement provides that in the event the Corporation adopts a stock option plan for the benefit of its employees and other individuals, each of RGGPLS and GRH will surrender to the Corporation a certain number of shares of Common Stock issued to RGGPLS and GRH, respectively.  A copy of the letter agreement is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, none of GRH, Viaura Holdings, Viaura, Mr. Gusky and Mrs. Gusky has any present plans or proposals that relate to or would result in any actions or events required to be enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b) GRH is the owner, with shared dispositive and voting power, of 6,377,765 shares of Common Stock, which represents approximately 24.39% of the shares of Common Stock outstanding immediately following the consummation of the Merger.

Viaura Holdings is currently the beneficial owner, with shared dispositive and voting power, of 6,377,765 shares of Common Stock, which represents approximately 24.39% of the shares of Common Stock outstanding immediately following the consummation of the Merger.

Viaura is currently the beneficial owner, with shared dispositive and voting power, of 6,377,765 shares of Common Stock, which represents approximately 24.39% of the shares of Common Stock outstanding immediately following the consummation of the Merger.

Michael Gusky and Robin Gusky, husband and wife, are currently the beneficial owners, with shared dispositive and voting power, of 6,377,765 shares of Common Stock, which represents approximately 24.39% of the shares of Common Stock outstanding immediately following the consummation of the Merger.

The calculation of the foregoing percentages is based on the fact that (i) there are 26,150,000 shares of Common Stock issued and outstanding as of August 31, 2004, the closing date of the Merger, as described in the definitive Proxy Statement of the Corporation filed by the Corporation with the Securities and Exchange Commission on August 14, 2004 pursuant to Section 14 of the Securities Exchange Act of 1934, and (ii) no shares of Common Stock were converted into cash in connection with the Merger.

Other than as set forth above, no shares of Common Stock are owned by any of the Reporting Persons.

(c) At the effective time of the Merger, which occurred on August 31, 2004, as consideration for all of the membership interests in NationsHealth owned by GRH and pursuant to the Merger Agreement, GRH acquired 6,377,765 shares of Common Stock.  In connection with the Merger, the Corporation, RGGPLS and GRH entered into the stockholders agreement described Item 4 above, which description is incorporated herein by reference, which grants RGGPLS certain rights with respect to 4,063,701 shares of Common Stock issued to GRH.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Merger, GRH entered into the stockholders agreement, registration rights agreement, and the letter agreement described in Item 4 above.  The information set forth in Item 4 above is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any entered into any contracts, arrangements, understandings or relationships required to be described in Item 6 of Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated as of September 10, 2004

Exhibit 2	Amended and Restated Agreement and Plan of Merger among NationsHealth, Inc., NationsHealth Holdings, L.L.C., and N Merger L.L.C, dated as of August 10, 2004

Exhibit 3	Stockholders Agreement among NationsHealth, Inc., RGGPLS Holding, Inc., and GRH Holdings, L.L.C., dated as of March 9, 2004, as amended on June 2, 2004

Exhibit 4	Registration Rights Agreement among NationsHealth, Inc., RGGPLS Holding, Inc., GRH Holdings, L.L.C., and Becton, Dickinson and Company, dated as of March 9, 2004, as amended on June 2, 2004

Exhibit 5	Letter Agreement between RGGPLS Holding, Inc. and GRH Holdings, L.L.C., dated August 27, 2004

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2004

GRH HOLDINGS, L.L.C.

By:	Viaura Holdings, Ltd.
its managing member

By:	Viaura, Inc.,
its general partner

By:	/s/ Michael Gusky
Name: Michael Gusky
Title: President

VIAURA HOLDINGS, LTD.

By:	Viaura, Inc.,
its general partner

By:	/s/ Michael Gusky
Name: Michael Gusky
Title: President

VIAURA, INC.

By:	/s/ Michael Gusky
Name: Michael Gusky
Title: President

/s/ Michael Gusky
Michael Gusky

/s/ Robin Gusky
Robin Gusky

INDEX OF EXHIBITS

Number	Exhibit

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated as of September 10, 2004

Exhibit 2	Amended and Restated Agreement and Plan of Merger among NationsHealth, Inc., NationsHealth Holdings, LLC, and N Merger L.L.C, dated as of August 10, 2004

Exhibit 3	Stockholders Agreement among NationsHealth, Inc., RGGPLS Holding, Inc., and GRH Holdings, L.L.C., dated as of March 9, 2004, as amended on June 2, 2004

Exhibit 4	Registration Rights Agreement among NationsHealth, Inc., RGGPLS Holding, Inc., GRH Holdings, L.L.C., and Becton, Dickinson and Company, dated as of March 9, 2004, as amended on June 2, 2004

Exhibit 5	Letter Agreement between RGGPLS Holding, Inc. and GRH Holdings, L.L.C., dated August 27, 2004